UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2014

Commission File Number: 001-36322

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Lumenis Ltd. (the “Registrant”) Notice of 2014 Annual General Meeting of Shareholders dated May 27, 2014, annexed hereto as Exhibit 99.1.

2.
Proxy Statement, dated May 27, 2014, being mailed to the shareholders of the Registrant in connection with the 2014 Annual General Meeting of the Registrant’s shareholders, which is scheduled to be held on July 2, 2014 (the “Meeting”), annexed hereto as Exhibit 99.2.

3.
Form of Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed hereto as Exhibit 99.3. Shareholders holding both ordinary and ordinary B shares of the Registrant will receive two proxy cards in the form annexed as Exhibit 99.3—one in respect of each class of shares held—and will need to complete, execute and return both such proxy cards in order to ensure that all shares that they hold are voted at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: May 27, 2014	By:	/s/ Ophir Yakovian
Name: Ophir Yakovian Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice of 2014 Annual General Meeting of Shareholders dated May 27, 2014.

99.2	Proxy Statement, dated May 27, 2014, being mailed to the shareholders of the Registrant in connection with the Meeting.

99.3	Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting.